Annual Report

Cover Page

Name of issuer:

Existential Technologies, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/7/2019

Physical address of issuer:

1343 Sutter Buttes St
Chula Vista CA 91913

Website of issuer:

http://www.existtribe.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$20,906.57	$11,195.67
Cash & Cash Equivalents:	$7,606.30	$11,195.67
Accounts Receivable:	$1,440.00	$0.00
Short-term Debt:	$20,530.87	$0.00
Long-term Debt:	$105,628.76	$85,069.16
Revenues/Sales:	$23,921.45	$22,180.00
Cost of Goods Sold:	$25,612.96	$32,295.47
Taxes Paid:	$0.00	$623.00
Net Income:	($101,629.89)	($44,482.88)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Existential Technologies, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Robert Sweetman	CEO	Existential Technologies, Inc.	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Robert Sweetman	CEO	2017
Ben O'Hanlan	CTO	2021
Terry Quinn	COO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Robert Sweetman	1832000.0 Common Stock	83.27

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> There is a risk of global semi-conductor shortages. We use computer components manufactured in factories around the world. There have been shortages reported recently. We are mitigating this risk by communicating with all suppliers, forecasting needs, and placing orders early.

> Consumer Products require significant marketing expenditures and lack of access to capital for marketing could be death blow despite strong product/technology. We are mitigating this risk by seeking a Series A round of funding immediately after product release. This is in an effort to launch a nationwide marketing campaign to drive sales.

Actual results may vary from expected results. Sleep behavior takes 30-45 days to form lasting habits. Users may not take the time to set up their Yoga Sleep Node and follow the instructions. This could prove challenging as some people may get excited about the purchase and not follow through. We are mitigating this by creating fun and interactive challenges. We hope that the community responds with a high level of engagement.

Smart home device companies could block integrations. Not all companies play nice like we do. If certain companies fail to open their API or allow integrations, the Yoga Sleep Node could be limited in its ability to expand to all platforms. We are mitigating this risk by offering to pay for access, developing the integration for the other company, and cross-promoting.

Our Intellectual Property position is weak and therefore execution/time to market is critical. i.e. Technology could be knocked off. We are mitigating this risk with a design patent and trademarks on all wording. We are also focusing on the engagement of the community. We will do this [like Peloton] through a monthly challenges with live sleep coaches and yoga/mindfulness/meditation experts.

Consumer products are highly price sensitive. There is a risk of pricing ourselves out of the market. We are mitigating this risk by conducting market analysis on price sensitivity in every market segment. We are also attempting a large product launch to increase volume and economies of scale, reducing our material cost.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Terry Quinn and Ben O'Hanlan are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	113,858	113,858	No
	2,200,000	2,200,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	318,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Robert Sweetman
Issue date	12/30/21
Amount	$16,458.00
Outstanding principal plus interest	$16,458.75 as of 04/07/22
Interest rate	0.0% per annum
Current with payments	Yes

Founder loan; payable upon demand.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Robert Sweetman
Amount Invested	$16,458.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$16,458.75 as of 04/07/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Robert Sweetman

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Overview

The Rest Node can reshape your sleep forever.

We plan to release the Rest Node in the summer of 2022 and then expand line of non-evasive sleep products that address a global problem. Spending on sleep-aids is nearing $100B globally (BCC research). We will get there is because of the incredibly talented team that are experts and incredibly well thought out products. Everyone in the team has a stake in ownership and a passion for the mission.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Existential Technologies, Inc. was incorporated in the State of Delaware in January 2019.

Since then, we have:

- ☠️ CEO is former Navy SEAL. Built the company from his experience with extreme sleep deprivation.
- 📝 Conducted an academic study with U.S. Navy SEALs and the Rest Node. A documentary was filmed of this experience.
- 🌏 We have interest from the U.S. Navy for our technology in Navy ship racks (beds).
- 💔 Sleep professionals are now coming to us to request support for their patients.

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $23,921.45 compared to the year ended December 31, 2020, when the Company had revenues of $22,180. Our gross margin was -7.07% in fiscal year 2021, compared to -45.61% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $20,906.57, including $7,606.30 in cash. As of December 31, 2020, the Company had $11,195.67 in total assets, including $11,195.67 in cash.

- *Net Loss.* The Company has had net losses of $101,629.89 and net losses of $44,482.88 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $126,159.63 for the fiscal year ended December 31, 2021 and $85,069.16 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

As of December 31, 2021, the company has been financed with $126,159.72 in debt.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise more capital. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether we will be able to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of capital available for our company is not generated. There is no guarantee that the Company will receive the investment needed.

Runway & Short/Mid Term Expenses

Existential Technologies, Inc. cash in hand is $609.14, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 6 months.

We finished the second version of the housing design for the Rest Node. It is smaller, lighter, and easier to mount. This required a new speaker; one we carefully selected. We are working on fully custom board that eliminates the Raspberry Pi, reduces cost, and makes production and assembly faster. We visited ParPro Mexico to forge a relationship for manufacturing and production. We are still waiting on chips from China, which is our biggest blocker at the moment, so we have shifted to a service model to "reuse" the Rest Node prototypes we have and generate revenue. We plan to kick that off in April 2022.

Thus far, Existential Technologies, Inc. has generated modest revenue by selling electronics to the U.S. Navy. The profit from these sales, along with personal cash contributions from Robert Sweetman (founder & CEO), has funded the research & development of the "Yoga Pod" and the "Rest Node" products. The company plans to release the Rest Node to market in 2022, establishing a new stream of revenue. Once the "Content Creator Platform" is complete, the "Subscription Service" will be offered to deliver premium content from creators to Rest Node users. This will include a monthly or annual fee which will create a new stream of revenue for the company. The next big step will be to release the Yoga Pod in 2024 for an additional stream of revenue.

In terms of the Rest Node product offering, we expect the cost of product launch marketing to be $50k. The cost to finish software development will be $20k. The cost of hardware engineering for the final market ready product will cost $10k. The cost of tooling for volume production is $60k. We will need an additional marketing funds to transition from the product launch to direct sales through our website.

We expect to sell roughly 1,000 units of the Rest Node in 2022 for a revenue of around $300k total. COGS are $190 each. The retail price will be $299. After our

product launch, we want to expand the subscription service to add new revenues.

No. We need a minimum of $140,000 to launch our first product, the Rest Node. While we wait on semiconductors to become available, we have considered pivoting to provide more of a software offering.

Sources of capital have been owner loans, regulation CF convertible notes, electronics sales, and the future sales of the Rest Node and subscription service.

The majority owner has a line of credit with American Express, under which he is permitted to borrow up to $30,000. We primarily use this line of credit to support research and development and COGS. This allows us to purchase items while account receivables are processed. This credit agreement does not have an expiration date.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.>

Refer to Appendix C, Financial Statements

I, Robert Sweetman, certify that:

(1) the financial statements of Existential Technologies, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Existential Technologies, Inc. included in this Form reflects accurately the information reported on the tax return for Existential Technologies, Inc. filed for the most recently completed fiscal year.

Robert Sweetman
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.existtribe.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Ben O'Hanlan
Robert Sweetman
Terry Quinn

Appendix E: Supporting Documents

ttw_communications_84927_171345.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal

violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Cooley Go Convertible Note

SPV Subscription Agreement

Cooley Go Convertible Note

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Ben O'Hanlan

Robert Sweetman

Terry Quinn

Appendix E: Supporting Documents

ttw_communications_84927_171345.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Existential Technologies, Inc.

By

Robert Sweetman
Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Terrence Jon Quinn

COO
4/12/2022

Ben O'Hanlan
CTO
4/12/2022

Robert Sweetman
Founder & CEO
4/11/2022

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.